INVEST IN **SUNCLIFF**

Let's disrupt the $432 billion sleep industry! We put CBD in everything from pillows to gummies


SUNCLIFF
CBD+

suncliff.com Seattle, WA

Highlights

1. Our Terpene Gems have been a viral sensation with over 25,000 new customers!
2. We make products and formulas designed to improve your core experiences from sleep to social events.
3. Our brands & products are featured on our CEOs Tiktok with 110k followers and millions of viewers!
4. Our CBD Pillows launched in 100s of retail stores nationwide + kohls.com and hammacher.com
5. Suncliff is not a start up, we are a profitable company in a rapid expansion phase.

6. Strong growth potential, proven track record, and clear roadmap for expansion!

7. We had a record Q1 with over $500k in sales and beat those numbers in Q2.

8. We are laying the foundation to ultimately execute an IPO on a major exchange. (not guaranteed)

Our Team



Jacob George CEO

Recognized as a 'medical marijuana crusader' by NPR, featured on NBC, the Wall Street Journal, and numerous other outlets. He has recently gained attention for generating millions of views through influential insights and compelling content on TikTok.



Zachary Lark CFO

Zachary Lark is the Chief Financial Officer and Chief Operating Officer at Suncliff, known for his track record of success, his true passion lies in building robust organizations and fostering the development of high-performing teams.



Raonall Smith Board Director

Mr. Smith has proven to be as talented in the world of business as he was on the football field. After retiring from the NFL he has been actively engaged in multiple business ventures and serves a vital role on Suncliff's leadership team.



Brendan Mckenna Board Director

Brendan is the founder of American Indian Health Services, he's responsible for strengthening Tribal sovereignty through the interpretation and application of Indian Law. He holds a Masters Degree in Health Administration from the University of Washington

Mike Vahl

Pitch

Forward-looking projections cannot be guaranteed.



SUNCLIFF
A VIRAL SENSATION
THE STORY BEHIND SUNCLIFF'S DIGITAL DOMINANCE



Beyond the THC & CBD Markets...
Suncliff(TM) is Targeting a New Sector of the Cannabis Industry: Everyone
TERPENE TAKEOVER
Suncliff, The Experience Company
Our innovative line of experience products has the potential to revolutionize many different industries - from health and wellness, to entertainment, hospitality, and beyond.
calm
creative
social
energetic
rest
relief
relax
rize
THC $28 Billion
CBD $20 Billion
Energy Supplement $13 Billion
Pain Management $79 Billion
$230+ Billion Addressable Market
Sleep-Aid $97 Billion
*2024 Projections



Elevate the Everyday
Suncliff has cracked the code in wellness with our popular terpene and CBD products.
While most companies struggle to establish a national brand presence and face social media shutdowns, we've thrived.
Our innovative solutions and dynamic social media presence helped us reach **profitability in Q1 2024!**
Operations
Brands
Partnerships

- 250 acre cultivation site
- On Site Processing Facilities
- Commercial Greenhouses
- Full Service DTC Fulfillment

- Viral Brand in Suncliff
- Over 3k 5-Star Reviews
- Sold in 300+ Retail Locations
- Nationwide + Online Sales

- Purecare
- SOP & IP Licensing
- Equipment Leases
- Royalties


@jakegeorge.official

The Social Element

Our CEO, Jake George, has built a massive, highly engaged following on social media. His personal and authentic representation of Suncliff fosters brand loyalty and deep connections with our audience. By sharing personal experiences, insights, and behind-the-scenes content, Jake provides a unique industry perspective.

Over 4,000 content creators have showcased our products on TikTok Shop, generating millions of views weekly. This extensive exposure amplifies our reach and impact.

Our competitive edge lies in leveraging our engaged social media following for valuable feedback, ensuring product-market fit. This strategy allows us to launch new products confidently to a receptive and highly engaged community.




Blueberry Haze Under Microscope
Creating New Plants
Early days of Growing
Binder Prices
Legalization Hearings

SUNCLIFF *product Showcase*



Suncliff™ Terpenes

Redefine The "Cannabis" Experience

- **Through the use of our proprietary formulas, our products aim to target** specific user experiences. This has opened opportunities for Suncliff to expand and partner across multiple industries, from sleep to sports.
- Suncliff has a long history of pioneering novel applications of terpene and cannabinoid blends as the foundation of our products since 2010.
- Terpenes impact the type of experience, efficacy, and duration of a wide variety of products with and without THC or CBD.
- Well-studied and documented research shows terpenes provide stand-alone benefits in the health and wellness sector.
- Customer feedback has been the driving factor in curating our product lineup and the response has been incredible...


SUNCLIFF
experience
calm
creative
social
energetic



wwooten81
commented: so many people ... this!!! Bet this product could rev... insomnia treatment! 2m
jeremy.dollar.official
commented: I used it every single night until it was gone. I freaking loved the sample! I can't wait to bring it in to the store! 5m
kabwoo011
commented: These are amazing!! They did exactly what it's supposed to. I will continue ordering.
heffnatt92
commented: My daughter received her shipment yesterday. She used the calm gummies and slept fantastic!! We will be back!
commented: I take calm every night. The best sleep I have had in years.
wendercat21
commented: Absolutely love your terpenes... they actually work ...amazing!! Suncliff Rocks
3,000+ 5★ Reviews



Premium Pillows +
Suncliff CBD
Premium Pillow +
Suncliff CBD
SoftCell Lite + Suncliff CBD



Suncliff™ Sleep
Suncliff is proud to be in a long-term licensing and distribution deal with Purecare - a leading provider of wellness focused soft goods for the sleep and bedding industry.
Purecare introduced five Suncliff CBD pillows to the US market. We now have nationwide sales and distribution channels that allow for global expansion.
Purecare is poised for growth with a state of the art 120,000 sq. ft. Phoenix facility, manufacturing and distributing products in 7 countries. Purecare is widely recognized as a leader in top of bed products and proven to be great partners.
"We recognized years ago the need to diversify our business to continue the tremendous growth we've had from day one, and domestic manufacturing was going to be key to expanding our footprint among specialty mattress and furniture retailers, mass merchants and hospitality markets."
- Jeff Bergman CEO, Purecare
purecare
Premium Pillows +
Suncliff CBD
Softcell Chill
Cooling Replenish
Cooling Down
Softcell Lite
Bamboo Memory Foam




Suncliff™ Success
We define the industry standard...
First To Market
We have products ranging from CBD infused Pillows to Terpene infused hard candies, and we've been leading the industry since 2010
Partnerships + DTC Sales
Suncliff has strategic partnerships with the likes of Purecare, The Happiest Hour and our in house DTC fulfillment have us poised for rapid growth
Suncliff Community
We have an actively engaged community on social media with millions of monthly views, providing a built in fanbase for our products and content
Promotion
We're poised to launch an aggressive marketing campaign centered around Suncliff, with a focus on social media, traditional media and investor relations.
sleep
SUNCLIFF
Suncliff CBD
Suncliff CBD


SUNCLIFF
Financial Snapshot
At Suncliff, we're redefining the wellness industry with impressive sales and community engagement.
Here's a snapshot of our last 6 months:
•Total DTC Sales: $900K
•Products Delivered: Over 25,000
•Community Engagement: Over 30 million #Suncliff engagements
With these strong foundations, we have an opportunity to expand rapidly in the years to come:
$515 K
2023
$1.8 M
2024
$7 M
2025


Suncliff™ ... Building a Household Brand
We are going to expand rapidly over the next 3 years, with a focus on increasing brand awareness and becoming a household name in the industry.
$400k
National Launch
Revenue Pace
$1.2MM Annual
National Marketing
DTC Expansion
300+ Retail Locations
$1.2M
Scaling
Projected Revenue Pace
$2.8MM Annual
Aggressive Marketing
Audit
Semi Automated Production
2025
$3.8M
Major Exchange
Projected Revenue Pace
$7MM Annual
IPO-NASDAQ
International Expansion
Automated Production

(forward looking projections are not guaranteed)


2024 Scaling Budget
44% Advertising, Marketing & Promotions
21% Operating Expenses
15% Packaging, Inventory and Supplies


15% Audit & Corporate Expansion
5% Reserves
SUNCLIFF
elevate the everyday
$1.2M
Suncliff CBD

SUNCLIFF

"I am more excited than ever about Suncliff's future. Our innovative approach and strong market presence position us perfectly for national expansion. As we continue to support all our brands, Suncliff is set to lead us into a new era of growth and success. Join us on this exciting journey and be a part of redefining wellness on a national scale"

-Jake George CEO, Suncliff

Advisors & Investors



Jake George
CEO Suncliff
Entrepreneur
Cannabis Expert



Zachary Lark
COO / CFO
Corporate Development



Rich Schmidtke
Financial Advisor
35+ Years in Accounting



Raonall Smith
Board Director
VP of Development
Retired NFL Player



Doug Mac Donald
Board Chair
30+ Years in Law Enforcement



Brendan Mckenna
Board Director
Native American Health Services CEO



Margarete Nicoll
MGN Communications
Public Relations



Jack Orr
Corporate Counsel
40+ Years in Securities Law



Scott Smalling
Corporate Advisor
Green Sleep Ventures Co- Founder



Matt Tonti
Systems Engineer
Brand Design & Processes



Jen Myrick
Production Manager
12+ Years in Cannabis



Ben Brittingham
Corporate Advisor
Public & Media Relations

Forward Looking Statement

Forward Looking Statements
This presentation may contain forward-looking statements, including information about management's view of Greenlink International, Inc. (the "Company"), future expectations, plans and prospects, in particular, when used in the preceding discussion, the words "believes," "expects," "intends," "plans," "anticipates," or "may," and similar conditional expressions are intended to identify forward-looking statements. Any statements made in this presentation other than those of historical fact, about an action, event or development, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, which may cause the results of the Company, its subsidiaries and concepts to be materially different than those expressed or implied in such statements. Unknown or unpredictable factors also could have material adverse effects on the Company's future results. The forward-looking statements included in this presentation are made only as of the date hereof. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. Finally, the Company undertakes no obligation to update these statements, except as required by law, and also undertakes takes no obligation to update or correct information prepared by third parties that are not paid for by the Company.

Summary of Risk Factors
The Company faces risks, which include, but are not limited to the following:
- Adverse changes in general economic conditions could reduce the demand for consumer products and, as a result, could have a material adverse effect on us.
- Our long-term growth depends upon our ability to successfully close and sell into relationships in various U.S. retail markets.
- If retail channels are not able to receive our products in a timely manner our results of operations may decline.
- Difficulty in obtaining sufficient capital could result in an inability to acquire ingredients and materials or increased costs and delays in the deployment of new products.
- Our operations and performance are subject to risks associated within both the legal hemp and cannabis sectors.
- Failure to manage production and freight cost and development and manufacturing processes could result in significant cost overruns or errors in valuing products.

Intellectual Property Disclosure
This presentation contains references to the Company's trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names herein, including logos, artwork, and other visual displays, appear without the R or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, the Company's rights or the rights of the applicable licensor to these trademarks and trade names. The Company does not intend its use or display of other companies' trade names or trademarks to imply a relationship with or endorsement of the Company by, any other companies.

Free Writing Shareholder Presentation
THE COMPANY IS CURRENTLY ONLY REPORTING UNDER THE ALTERNATIVE STANDARD ON OTC MARKETS
THE COMPANY DOES NOT CURRENTLY HAVE AUDITED FINANCIAL REPORTS AVAILABLE

THE COMPANY DOES NOT CURRENTLY HAVE A REGISTERED OFFERING

This presentation highlights basic information about the Company, its activities and anticipated future offerings. Because it is a summary, it does not contain all the information that you should consider before investing. You are cautioned not to place undue reliance on such forward-looking statements because actual results may vary materially from those expressed or implied.

The Company is only reporting under the OTC Markets alternative standard. You may access these documents for free by visiting OTCMarkets.com. The company reports on OTC Markets as a PINK sheet current company. The Company is currently operating under a Form 15 filed with the SEC in 2014. Subsequent SEC filings may be found for free at on EDGAR on the SEC website at www.sec.gov.
The Company will file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement (including a prospectus) before any anticipated offering to which this presentation discloses, AND SUCH REGISTRATION HAS NOT BEEN PREPARED, SUBMITTED OR DECLARED EFFECTIVE. Before you invest, you should read the prospectus in such registration statement, including the risk factors therein, and the documents incorporated by reference or filed as exhibits to the registration statement for more complete information about the Company and this offering.
This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The future offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective